UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549
                          ----------------------


                             AMENDMENT NO. 2
                                    TO
                              SCHEDULE 14D-1
                          Tender Offer Statement
   Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                   and
                              Statement on
                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           -------------------

               Automobile Protection Corporation --- APCO
                        (Name of Subject Company)

                         AM1 Acquisition Company
                            Ford Motor Company
                                (Bidders)


                 Common Stock, $.001 par value per share
                      (Title of Class of Securities)

                                052905106
                  (CUSIP Number of Class of Securities)

                         John K. Dickerson, Esq.
                            Ford Motor Company
                    The American Road, Suite 325, WHQ
                         Dearborn, Michigan 48121
                        Telephone: (313) 322-3000

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                 Copy to:

                          David J. Sorkin, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                        Telephone: (212) 455-2000

     CUSIP No.   052905106
                 ----------------


       1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ford Motor Company

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)/ /

                                                                        (b)/ /

       3   SEC USE ONLY



       4   SOURCE OF FUNDS

           WC

       5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  / /


       6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                    7   SOLE VOTING POWER
       NUMBER OF
        SHARES          11,193,357
      BENEFICIALLY  8   SHARED VOTING POWER
        OWNED BY
         EACH           0
       REPORTING    9   SOLE DISPOSITIVE POWER
        PERSON
         WITH           11,193,357
                   10   SHARED DISPOSITIVE POWER

                        0

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

           11,193,357

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          / /

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           93.5%

      14   TYPE OF REPORTING PERSON

           CO

     CUSIP No.   052905106
                 ----------------


       1   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AM1 Acquisition Company

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)/ /

                                                                        (b)/ /

       3   SEC USE ONLY



       4   SOURCE OF FUNDS

           AF

       5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  / /


       6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Georgia

                    7   SOLE VOTING POWER
       NUMBER OF
        SHARES          11,193,357
      BENEFICIALLY  8   SHARED VOTING POWER
        OWNED BY
         EACH           0
       REPORTING    9   SOLE DISPOSITIVE POWER
        PERSON
         WITH           11,193,357
                   10   SHARED DISPOSITIVE POWER

                        0

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

           11,193,357

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          / /

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           93.5%

      14   TYPE OF REPORTING PERSON

           CO

    This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed with the Securities and Exchange Commission on June 16, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by AM1 Acquisition Company, a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Ford Motor Company, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share
(the "Shares"), of Automobile Protection Corporation -- APCO, a Georgia corporation (the "Company"), at a purchase price of $13.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
June 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

   This amendment constitutes the final amendment to the Schedule 14D-1 required by General Instruction D of Schedule 14D-1 and, pursuant to General Instruction F of Schedule 14D-1, is deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, for all Shares acquired pursuant to the Offer as reported in this amendment.

Item 6. Interest in Securities of the Subject Company

     The response to Item 6(a) and (b) is hereby supplemented as follows:

     The information contained in the press release issued by the Parent on July 15, 1999, a copy of which is attached hereto as Exhibit 11(a)(10), is incorporated herein by reference.


Item 11.  Material to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

          (a)(10)  Text of press release issued by the Parent on July
15, 1999.

                                SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    AM1 Acquisition Company


                                    By:   /s/ L. Johanna Kaipainen
                                       -----------------------------------
                                       Name:  L. Johanna Kaipainen
                                       Title: Vice President and Secretary

                                    Ford Motor Company


                                    By:   /s/ Kathryn S. Lamping
                                       -----------------------------------
                                       Name:  Kathryn S. Lamping
                                       Title: Assistant Secretary


Date:    July 15, 1999

                              EXHIBIT INDEX


Exhibit                                                              Page
  No.                          Description                            No.
-------                        -----------                           ----

(a)(10)     Press release issued by the Parent on July 15, 1999.....

                                                          EXHIBIT (a)(10)


                 News Release



Contact:  Mike Vaughn
          313-337-2786

FORD PURCHASE OF APCO NEARS COMPLETION: TENDER OFFER CLOSES WITH
MORE THAN 93% ACCEPTANCE

DEARBORN, Mich., July 15, 1999--Ford Motor Company (NYSE: F) announced today the expiration of the tender offer by Ford and its wholly owned subsidiary, AM1 Acquisition Company, for all of the outstanding shares of Automobile Protection Corporation -- APCO (NASDAQ: APCO) common stock at a price of $13 a share in cash. The tender offer expired at midnight, New York City time, on Wednesday, July 14, 1999, and all shares validly tendered (and not properly withdrawn) prior to the expiration have been accepted for payment.

Approximately 11,193,357 shares were tendered in the offer, by book-entry delivery, tender of certificates or notice of guaranteed delivery, prior to the expiration of the offer, which constitutes approximately 93.5 percent of the total number of outstanding shares of common stock of APCO.

The merger of APCO and AM1 Acquisition Company will become effective as soon as practicable after the satisfaction of the conditions set forth in and subject to the terms of the Agreement and Plan of Merger among Ford, AM1 Acquisition Company and APCO. Once the merger becomes effective, APCO will become a wholly owned subsidiary of Ford.

APCO is a premier all-makes extended service contract provider. Its core business is the marketing and administration of the EasyCare Certified Pre-Owned Vehicle Merchandising Program and EasyCare Vehicle Service Contracts, sold primarily through car and truck dealerships. APCO also administers warranty and service contract products under private labels. Headquartered in Atlanta, Georgia, APCO has 200 employees.

The APCO acquisition is directly aligned with Ford's goal of becoming the leading consumer company that provides automotive products and services. A key part of this strategy is to build profitable growth by expanding downstream in the automotive value chain. Acquiring APCO represents another significant step in Ford Customer Service Division's efforts to become the number one aftersales and service operation in the world.

Ford Motor Company is the world's second largest automaker. Its automotive brands include Aston Martin, Ford, Jaguar, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Quality Care, Hertz, and Visteon Automotive Systems.




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